Exhibit 99.1

ASX/Media Announcement

Immutep TACTI-002 Data Presentation

at the AACR Virtual Annual Meeting 2020

SYDNEY, AUSTRALIA – April 14, 2020 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, announced that interim Phase II TACTI-002 clinical data has been selected for a poster short talk presentation as part of the high-impact paper presentation program at the American Association for Cancer Research (AACR) Virtual Annual Meeting, scheduled for 27 and 28 April.

This presentation was originally accepted as a late-breaking poster for the AACR Annual Meeting prior to the event being rescheduled as two virtual events due to the ongoing COVID-19 pandemic, including AACR Virtual Annual Meetings I and II. The data in this presentation relates to Immutep’s lead product candidate, eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein based on the LAG-3 immune control mechanism, as part of a combination treatment with pembrolizumab, an anti-PD-1 therapy.

Presentation Details:

Title:	‘Initial results from a phase II study (TACTI-002) in metastatic non-small cell lung or head and neck carcinoma patients receiving eftilagimod alpha (soluble lag-3 protein) and pembrolizumab’

Date:	Monday, April 27, 2020

Session:	VPO.CT02.Phase II Clinical Trials: CT202

Presenter:	Dr. Martin Forster, MBBS FRCP PhD, TACTI-002 clinical trial Principal Investigator, University College London Cancer Institute in the United Kingdom

The abstract title was published today on the AACR website at https://www.abstractsonline.com/pp8/#!/9045/presentation/10803.

The submitted abstract and the virtual poster presentation will also be accessible on Immutep’s website at www.immutep.com/investors-media/presentations.html on the day of the poster presentation.

TACTI-002 is being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada). It is evaluating the combination of efti with MSD’s KEYTRUDA® (pembrolizumab) in up to 109 patients with second line HNSCC or NSCLC in first and second line.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein (LAG-3Ig) based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 to evaluate a combination of efti with KEYTRUDA® (or pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

This announcement was authorised for release by the Chief Executive Officer of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889